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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                               (AMENDMENT NO. 2)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                XATA CORPORATION
                                ----------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   983882 30 9
                                   -----------
                                 (CUSIP Number)

                                 JAMES E. HEERIN
                   JOHN DEERE SPECIAL TECHNOLOGIES GROUP, INC.
                             300 GRIMES BRIDGE ROAD
                             ROSWELL, GEORGIA 30075
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 28, 2000
                               -------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     NOTE. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

-----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1034 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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---------------------------------               --------------------------------
CUSIP No.  983882 30 9                 13D                    Page 2 of 7 Pages
---------------------------------               --------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      JOHN DEERE SPECIAL TECHNOLOGIES GROUP, INC.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /x/1
                                                                      (b) / /2

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                              / /3
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES BENE-     7    SOLE VOTING POWER
FICIALLY OWNED BY EACH
REPORTING PERSON WITH           830,000
                         -------------------------------------------------------
                           8    SHARED VOTING POWER


                         -------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                830,000
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       830,000
---------- ---------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /4

---------- ---------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.87%
---------- ---------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS

----------------------------------           -----------------------------------
CUSIP No.  983882 30 9                13D                    Page 3 of 7 Pages
----------------------------------           -----------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       DEERE & COMPANY

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/ 5
                                                                     (b) / / 6

--------------------------------------------------------------------------------
  3    SEC USE ONLY

---------- ---------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                               / /7
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES BENE-     7   SOLE VOTING POWER
FICIALLY OWNED BY EACH
REPORTING PERSON WITH          830,000(1)
                         -------------------------------------------------------
                           8   SHARED VOTING POWER

                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
                               830,000(1)
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      830,000(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                     / /8

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.87%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

(1) CONSISTS OF 830,000 SHARES OWNED BY JOHN DEERE SPECIAL TECHNOLOGY GROUP, INC., A WHOLLY-OWNED SUBSIDIARY OF DEERE & COMPANY.
*SEE INSTRUCTIONS


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----------------------------------             ---------------------------------
CUSIP No.  983882 30 9                 13D                 Page 4 of 7 Pages
----------------------------------             ---------------------------------


     This Amendment No. 2 (this "Second Amendment") amends and supplements the
Schedule 13D filed jointly on September 11, 2000 by John Deere Special Technologies Group, Inc., a Delaware corporation ("JDSTG"), and Deere & Company, a Delaware corporation ("Deere"), with respect to common stock, $.01 par value (the "Common Stock") of XATA Corporation, a Minnesota corporation (the "Issuer"), as amended by the Amendment No. 1 to Schedule 13D filed jointly on November 9, 2000. All capitalized terms used in this Second Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

           JDSTG purchased its equity interest in the Issuer as a strategic investment in onboard technology for the transportation industry.

     Pursuant to a Stock Purchase Agreement dated as of August 30, 2000, by and between JDSTG and the Issuer (the "Stock Purchase Agreement"), as amended by Amendment No. 1 to Stock Purchase Agreement dated as of October 31, 2000, by and between JDSTG and the Issuer (the "Amendment to Stock Purchase Agreement"), JDSTG purchased 630,000 newly issued shares of Common Stock. Pursuant to a Selling Stockholder Agreement dated as of August 30, 2000, by and between JDSTG and XATA Investment Partners, LLC (the "Selling Stockholder Agreement"), JDSTG purchased 200,000 shares of Common Stock from the Selling Stockholder. Pursuant to the Stock Purchase Agreement and the Amendment to Stock Purchase Agreement, if certain conditions are satisfied, including shareholder approval of the issuance of additional shares, satisfactory completion of due diligence by JDSTG, and successful beta testing of one of the Issuer's products, JDSTG will purchase an additional 1,314,060 shares of Common Stock on or prior to December 31, 2000 or such other date as the parties may agree (the "2nd Closing"). JDSTG also has an option, exercisable at any time prior to December 31, 2002, to purchase up to 1,202,940 shares of Common Stock (the "Share Option"). In addition, JDSTG has an option, exercisable between August 1, 2001 and August 1, 2002, to convert a currently outstanding promissory note from the Issuer to JDSTG into shares of Common Stock of the Issuer. JDSTG has also been granted certain registration rights pursuant to a Registration Rights Agreement dated as of August 30, 2000, between JDSTG and the Issuer, which is filed as Exhibit 3 hereto and incorporated herein by reference.

     The descriptions of the Stock Purchase Agreement, the Amendment to Stock Purchase Agreement and the Selling Stockholder Agreement throughout this
Schedule 13D are qualified in their entirety by reference to the copies of such Stock Purchase Agreement, Amendment to Stock Purchase Agreement and Selling Stockholder Agreement, respectively, which are filed as Exhibits 1, 5 and 2 hereto and are incorporated herein by reference.

     Other than as described above, JDSTG may, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, desire to increase or decrease such investment position. Pursuant to the Stock Purchase Agreement, for a period of one year from the date of the Stock Purchase Agreement, JDSTG must obtain the prior approval of the Issuer's Board of Directors in order to purchase additional shares of the Issuer.

     In accordance with the provisions of the Stock Purchase Agreement, effective August 31, 2000, Dennis R. Johnson resigned from the Board of Directors of the Issuer. Two JDSTG nominees, Charles R. Stamp, Jr., and Barry Batcheller, were appointed to fill the resulting vacancy and an existing vacancy in the Board of Directors of the Issuer. In accordance with the provisions of the Amendment to Stock Purchase Agreement, if JDSTG exercises the Share Option in full, as described above, JDSTG will have the right to designate one more member to serve on the Board of Directors of the Issuer.




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----------------------------------              --------------------------------
CUSIP No.  983882 30 9                 13D                    Page 5 of 7 Pages
----------------------------------              --------------------------------


     The Board of Directors of the Issuer has approved an amendment to the Issuer's Articles of Incorporation increasing the number of authorized shares of Common Stock and removing the reservation of voting rights solely to Common Stock and recommended the amendment to the shareholders for approval. The shareholders of the Issuer approved this amendment at a Special Meeting of Shareholders of the Issuer held on November 30, 2000 (the "Special Meeting"), and the amendment to the Issuer's Articles of Incorporation was filed on December 6, 2000. At the Special Meeting the shareholders of the Issuer also approved the purchase by JDSTG of up to 3,600,000 shares of Common Stock of the Issuer. The increase in the number of authorized shares of Common Stock and the approval of the share purchase by JDSTG are necessary to effectuate, and are a condition to, the 2nd Closing.

     On December 28, 2000, JDSTG and the Issuer entered into a Side Agreement (the "Side Agreement") whereby the parties agreed that the 2nd Closing shall occur pursuant to, and subject to the conditions provided in, the Stock Purchase Agreement, as amended by the Amendment to the Stock Purchase Agreement, no later than September 30, 2001, and that this extension of the 2nd Closing constitutes an agreement by the parties to extend the deadline for termination of the Stock Purchase Agreement to September 30, 2001.

     The description of the Side Agreement throughout this Schedule 13D is qualified in its entirety by reference to the copy of such Side Agreement which is filed as Exhibit 6 hereto and is incorporated herein by reference.

     Other than as described above, neither JDSTG nor Deere has any current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form. JDSTG and Deere reserve the right to develop such plans or proposals in the future.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Other than the Stock Purchase Agreement, the Amendment to Stock Purchase Agreement, the Selling Stockholder Agreement, the Registration Rights Agreement, and the Side Agreement, to the knowledge of JDSTG, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Pursuant to the Stock Purchase Agreement, the Issuer has agreed to use its best efforts to ensure that its directors and officers vote in favor of the issuance of additional shares to JDSTG and the amendment to the Articles of Incorporation. Steve Lawrence (on behalf of the Selling Stockholder), Chairman of the Board of Directors of the Issuer and beneficial owner of less than 1% of the issued and outstanding Common Stock of the Issuer, and William Flies (individually and as a trustee under various trusts), a member of the Board of Directors and beneficial owner of 19.46% of the issued and outstanding Common Stock of the Issuer, have indicated in a non-binding letter their intention to vote in favor of the issuance of additional shares to JDSTG and the amendment to the Articles of Incorporation and their intention to vote to elect the nominees of JDSTG to the Board of Directors of the Issuer as described above.

----------------------------------            ----------------------------------
CUSIP No.  983882 30 9                13D                    Page 6 of 7 Pages
----------------------------------            ----------------------------------


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended and restated in its entirety as follows:

          Exhibit 1: Stock Purchase Agreement, dated as of August 30, 2000, by and between John Deere Special Technologies
                       Group, Inc., and XATA Corporation (incorporated herein by reference to the Schedule 13D filed on September 11,
                       2000).

          Exhibit 2: Selling Stockholder Agreement, dated as of August 30, 2000, by and between John Deere Special Technologies Group, Inc., and XATA Investment Partners, LLC (incorporated herein by reference to the Schedule 13D filed on September 11, 2000).

          Exhibit 3: Registration Rights Agreement, dated as of August 30, 2000, by and between John Deere Special Technologies Group, Inc. and XATA Corporation (incorporated herein by reference to the Schedule 13D filed on September 11,
                       2000).

          Exhibit 4: Joint Filing Agreement, dated as of September 8, 2000, by and between John Deere Special Technologies Group, Inc. and Deere & Company (incorporated herein by reference to the Schedule 13D filed on September 11,
                       2000).

          Exhibit 5: Amendment No. 1 to Stock Purchase Agreement, dated as of October 31, 2000, by and between John Deere Special Technologies Group, Inc., and XATA Corporation (incorporated herein by reference to the Amendment No. 1 to Schedule 13D filed on November 9, 2000).

          Exhibit 6: Side Agreement, dated as of December 28, 2000, by and between John Deere Special Technologies Group, Inc., and XATA Corporation.






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-----------------------------------            ---------------------------------
CUSIP No.  983882 30 9                  13D                  Page 7 of 7 Pages
-----------------------------------            ---------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    January 10, 2001


                                    JOHN DEERE SPECIAL TECHNOLOGIES GROUP, INC.

                                    By: /s/ James E. Heerin
                                        ---------------------------------------
                                        Name:  James E. Heerin
                                        Title: Vice President


                                    DEERE & COMPANY

                                    By: /s/ John K. Lawson
                                        ---------------------------------------
                                        Name:  John K. Lawson
                                        Title: Senior Vice President,
                                               Technology and Engineering